UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                                 AMENDMENT NO. 1

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             OPEN DOOR ONLINE, INC.
                 (Name of Small Business Issuer in its charter)

New Jersey                                                            05-0507504
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



10 Dorrance Street,
Providence, Rhode Island                                                   02905
(Address of principal executive offices)                              (Zip Code)


Issuer's telephone number   (401) 272-3267


Securities to be registered pursuant to Section 12(g) of the Act:

    Title of each class                        Name of each exchange on which
      to be registered                   each class of stock is to be registered

Common Stock, par value $.0001 per share


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

                                (Title of Class)

                                TABLE OF CONTENTS

PART  I                                                                     Page

ITEM 1.    Description of Business ..........................................  3

ITEM 2.    Management's Discussion and Analysis of Financial
           Condition and Results of Operations............................... 11

ITEM 3.    Description of Properties......................................... 16

ITEM 4.    Security Ownership of Certain Beneficial Owners
           and Management ................................................... 16

ITEM 5.    Directors, Executive Officers, Promoters and
           Control Persons .................................................. 18

ITEM 6.    Executive Compensation............................................ 21

ITEM 7.    Certain Relationships and Related Transactions.................... 22

ITEM 8.    Description of Securities......................................... 23


PART  II

ITEM 1.    Market Price of and Dividends on the Registrant's
           Common Equity and Other Shareholder Matters....................... 23

ITEM 2.    Legal Proceedings................................................. 25

ITEM 3.    Changes in and Disagreements with Accountants..................... 25

ITEM 4.    Recent Sales of Unregistered Securities........................... 25

ITEM 5.    Indemnification of Directors and Officers ........................ 26


PART F/S   .................................................................. 28


PART III

ITEM 1     Index to Exhibits................................................. 50

PART  I

ITEM 1.       DESCRIPTION OF BUSINESS

(a)      BUSINESS DEVELOPMENT

         (1)      FORM AND YEAR OF ORGANIZATION

         Open Door Online, Inc., formerly known as Genesis Media Group, Inc., was incorporated under the laws of the state of New Jersey on June 20, 1987. Open Door Online uses the Internet in operating a music recording, distribution and publishing business.

         (2)      ACQUISITION AGREEMENT

         On June 17, 1999, Open Door Records, Inc., a Rhode Island corporation, entered into a Plan of Exchange and Acquisition Agreement, which is described later in this registration statement as the "Acquisition Agreement," with Genesis Media Group, Inc., a New Jersey corporation. This exchange was intended to qualify as a tax-free reorganization pursuant to section 351 of the Internal Revenue Code of 1986, as amended. Pursuant to the Acquisition Agreement, Genesis Media Group declared a 1 for 30 reverse stock split of its existing shares and issued 7,000,000 shares of common stock in exchange for a contribution to Genesis Media Group of 1,000 shares of Open Door Records, which constituted 100% of the issued and outstanding stock of Open Door Records. This transaction caused Open Door Records to become a wholly owned subsidiary of Genesis Media Group. The transaction also caused the former shareholders of Open Door Records to become the controlling shareholders of Genesis Media Group, owning 7,000,000 shares, or 69%, of the total issued and outstanding shares of Genesis Media Group. Genesis Media Group then changed its name to Open Door Online, Inc. The existing officers and directors of Genesis Media Group resigned, and new directors nominated by the former shareholders of Open Door Online were elected. Prior to the execution of the Acquisition Agreement, Genesis Media Group had operations in the record, movie and advertising business in southern California. Genesis Media Group common stock was listed on the Over-The-Counter Bulletin Board market prior to the completion of the Acquisition Agreement. The stock continued to be so listed after the transactions in the Acquisition Agreement were complete.

         This Disclosure Statement is being filed for the purpose of allowing Open Door Online, f/k/a Genesis Media Group, to re-establish its listing on the Over-The-Counter Bulletin Market exchange.

         (3) PRIOR MERGER OF GENESIS GROUP, INC. AND HOLLYWOOD TELEVISION NETWORK, INC.

         Genesis Media Group, Inc., was a New Jersey corporation created from the combination of the assets of Hollywood Showcase Television Network, Inc. and Genesis Group, Inc. on August 17, 1997. The business of Genesis Group was originating, developing, producing and financing low budget motion pictures, with an emphasis on the action/adventure and family-comedy film genre.

         (4)      DISCONTINUED BUSINESS

         Genesis Media Group maintained office space and operations in the Los Angeles, California area. The business of Genesis Media Group was originating, developing, producing and financing low budget motion pictures, with an emphasis on the action/adventure and family-comedy film genre. These motion picture projects typically had a budget of $1,000,000 to $5,000,000.

         Prior to the transactions provided for in the Acquisition Agreement, Genesis Media Group planned to expand this business and to increase utilization of its office and operational facilities. However, on June 30, 1999, new management of Genesis Media Group determined that developing and maintaining the capital expenditures and management intensity that were necessary to maintain and expand this type of business were not in the best interests of Genesis Media Group and its shareholders. Genesis Media Group cancelled certain outstanding orders for specialized production equipment. Then in conjunction with the Acquisition Agreement closing, Genesis Media Group's business operations were then terminated and the successor company, Open Door Online, is now disposing of the leased facilities and certain other operating assets of the former Genesis Media Group's business that will not be necessary for the normal intended operations of Open Door Online.

(b)      BUSINESS OF THE ISSUER

         (1)      PRINCIPAL PRODUCTS OR SERVICES AND THEIR MARKETS

         Open Door Music. In February of 1999, Open Door Records, Inc. created Open Door Music, an online music CD store. Open Door Online's online CD store, located on the Internet at www.opendoormusic.com, offers over 250,000 music titles. To assist customers in making music selections, the web site contains product notes, reviews, related articles and sound samples and is open 24 hours a day, seven days a week. It offers its customers convenient and timely product fulfillment, including standard and overnight delivery options. Open Door Online's web site provides an entertaining and informative resource enabling users to search and sample music and artist information interactively through sound and graphics, including online "sound stations" for each artist. Music posted on Open Door Online's web site in digital form is available for downloading using Real Audio(TM) "plug-ins." Visitors to the web site who are interested in the music they sample may purchase it immediately online.

         Open Door Records. On November 21, 1997, Open Door Records, Inc. established its own record label, "Open Door Records." Subsequent to the acquisition of Open Door Records, Inc., Open Door Online now uses its web sites, as well as traditional distribution channels to promote, distribute and sell original and licensed artists recordings. Open Door Online intends to license master recordings from other record labels, acquire master recordings and publishing catalogs and sign artists to the record label. Through its web sites, Open Door Online intends to feature and promote individual artists and independent record labels.

         With respect to licensing master recordings from other record labels, the Company is in the process of creating compilation recordings for release as commercial items, corporate premiums for itself or outside clients, giveaways and other promotional uses. To date the record label has three active projects. Two of these projects are under consideration by outside clients and one has been approved and is in production. The two projects under consideration are for J.C. Penney and Hanes/Sara Lee, and projected commencement dates are tentatively set for March 1st, 2000. The WHJY Radio project has commenced meaning that requests for master licenses have been sent to the various record labels and music publishers. We have commenced negotiating the license fees with WHJY Radio, setting a budget, developing art and manufacturing the product. WHJY Radio plans to release the project in spring 2000. In all cases, the client is responsible for the ultimate purchase and/or sale depending upon if it is to be used as a premium item or as a consumer product. An ongoing and active effort to secure other clients and projects of this nature is part of our operational plan for Open Door Records for the coming years.

         In an effort to acquire master recordings and publish catalogues, solicitation has been made to various individuals and organizations such as Zen Archer Music, Cross Eyed Cat Songs, Warner Chappell, Motown and Spirit Music. To date, the record label has acquired the distribution rights to WMG Record's entire catalogue which is comprised of six artists from Spirit Music. In addition, Open Door Records is in preliminary negotiations to acquire master recordings by Stephen Bishop and Robert Lamm from Spirit Music. Open Door Records actively solicits the acquisition of publishing catalogues from all artists signed to Open Door Records. As of this date, it has secured the exclusive and entire right to 50% plus a 7.5% administration fee of all copyrights owned by the music group No Soap Radio. Open Door Online has such rights to No Soap Radio copyright works for the group's next five records.

         Open Door Records has begun the process of carefully selecting, developing and promoting new talent. One of the artists is Queen Esther Marrow and the Harlem Gospel Singers and the other artist is No Soap Radio. No Soap Radio's project has been recorded and will be mixed with a master recording expected to be produced in February or March of 2000. The project has an anticipated release date of May 2000.

         On October 4, 1999, Open Door Records entered into an agreement with Intershow Records, Inc. whereby Open Door Records was granted an exclusive license to exploit master recordings of The Harlem Gospel Singers featuring Queen Ester Marrow for a three year term. In September 1999, Open Door Records signed the music artist Jeru to an exclusive two year recording contract. Finally, on July 1, 1999, Open Door Records entered into an agreement with Live on the Net whereby Live on the Net would broadcast Open Door Records artist performances on its website for a two year term.

         Bowvau Records, Inc., owned by super DJ Quincy Vaughn, has joined the Open Door Online distribution family. Open Door Records entered into a two-year distribution agreement in May 1999, whereby Open Door Records is the exclusive distributor of Bowvau's music productions. WMG Records, which is owned by Dick Wagoner, has also joined the Open Door Records family. In May 1999, Open Door Records entered into a two-year distribution agreement whereby Open Door Records is the exclusive distributor of WMG Records' music productions.

         Open Door Studios. As part of the Open Door Records division, Open Door Online recently opened its own state of the art digital recording studio to be utilized for both its own in-house recording projects and outside commercial recording projects.

         (2)      DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES:

         Open Door Online has designed an ordering system it believes is easy-to-use and simple to understand. At any time during a visit to Open Door Music, a customer can click on the "order now" button to place an item in his or her personal shopping cart. The customer can continue to shop the website, adding chosen items. When the customer is ready to submit an order, he or she simply returns to the order page and chooses a shipping method. Open Door Online offers shipping services by the U.S. Mail, 2-Day Federal Express or Federal Express Overnight. If not previously registered with Open Door Online, a customer is prompted to register at the time of purchase and enter his or her name, address and password so that Open Door Online can update its database.

         The customer has the option of securely submitting credit card information on-line or calling or faxing the information to the Open Door Music Customer Service Department. Open Door Online also offers the option of payment by check or money order. By assigning a password to every buyer, the Open Door Online ordering process facilitates repeat business by eliminating the need to re-submit credit card and shipping information for subsequent orders. Open Door Online keeps customers informed regarding the status of their orders, receipt and shipment of each order and whether an item is back-ordered.

         Open Door Online primarily uses Sound Delivery, a division of Valley Media, Inc., as a third-party fulfillment operation to ship CDs, cassettes, and Open Door Online's other products. Open Door Online anticipates using Baker and Taylor to supply CDs, cassettes and related items purchased at its web site if these items are unavailable through Sound Delivery. All inventory is owned and stored by Sound Delivery and Baker and Taylor. Twice daily, Open Door Online batches customer orders and electronically transmits them to Sound Delivery. Open Door Online uses a secure network through which it transmits data to Sound Delivery, thereby helping to ensure customer security as well as data integrity. Sound Delivery picks, packs and ships customer orders in Open Door Music boxes, and charges Open Door Online the negotiated rates for merchandise, shipping and handling.

         Customer billing is performed by Open Door Online, which utilizes a third-party credit card processor, First USA, Inc. If a customer's selection is not in stock, Open Door Online will notify the customer of the backlogged items. Open Door Online believes that high levels of customer service and support are critical to the value of its services and to retaining and expanding its customer base. Open Door's Customer Service representatives are available from 10:00AM. to 10:00 PM EST on weekdays, and 10:00 AM to 6:00 PM on weekends.

         Open Door Records uses traditional retail music stores, as well as online internet music stores to distribute the record label's music productions.

         (3)      STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE

         Open Door Online has no new publicly announced products or services for either Open Door Music or Open Door Online.

         (4)      COMPETITIVE BUSINESS CONDITIONS

         The market for Internet content providers is highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of web sites on the Internet competing for consumers, attention and spending has proliferated. With little or no substantial barriers to entry, Open Door Online expects that competition will continue to intensify. With respect to competition for consumers' attention, in addition to intense competition from Internet content providers, Open Door Online faces competition from traditional media such as radio, television and print.

         Open Door Records competes with major and other independent record labels in signing individual artists and groups to its record label. Some of the independent record labels Open Door Records competes with include TVT, Aftermath, Cash Money, Republic, Righteous Babe, Ruff Ryder and Rounder Records. Competition from the major recording labels includes Sony, Universal and MCA. Success in this industry is often based on the ability of the record label to move decisively and quickly on music trends, artist signings and promotion. Open Door Records may not be able to compete with other record labels that have larger advertising and promotion budgets. Therefore, there is no guarantee that we can successfully compete in this industry.

         With respect to recorded music sales, Open Door Music competes with numerous Internet retailers, including traditional music retail stores, chains and mega-stores, mass merchandisers, consumer electronics stores and music clubs.

         Open Door Online believes that the primary competitive factors in providing music entertainment products and services via the Internet are name recognition, variety of value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise and experience.

         Open Door Online's future success will depend heavily upon its ability to provide high quality, entertaining content, along with cutting edge technology and value added Internet service. Open Door Online's failure to compete successfully in the music entertainment business would have a material adverse effect on Open Door Online's business, results of operations and financial condition.

         Many of our current and potential competitors in the Internet and the music entertainment businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than Open Door Online.

         Many  traditional   store-based  and  online  competitors  have  longer
operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do.

         (5)      PRINCIPAL SUPPLIERS

         On August 26, 1998, Open Door Records, Inc. entered into an agreement to use Sound Delivery, a division of Valley Media, Inc., to fill all online orders of CDs, cassettes and other related products. This agreement has a two year term and therefore expires on August 26, 2000. Open Door Online intends to use Baker and Taylor, another supplier, to fill customer orders if and to the extent that Sound Delivery is unable to do so. However, as of this date, Open Door Online has not entered into any contracts with Baker and Taylor for the performance of such services. All inventory is owned and stored by Sound Delivery and Baker and Taylor.

         (6)      DEPENDENCE ON MAJOR CUSTOMERS

         Open Door Online is not currently dependent on any major customers for either of its divisions businesses. The Internet has changed the way people shop by providing convenience and the ability to shop without leaving their home or office. Open Door Online believes customers will log on to several sites searching for entertainment products and services, and Open Door Online hopes that customers will look to Open Door Online's web site due to its user-friendly environment and wide variety of products and services.

         (7)      INTELLECTUAL PROPERTY

         Security. Open Door Online uses an electronic data interchange, or "EDI", interface to ensure the security of customer credit cards transactions and other order information shared with Open Door Online's order fulfillment partner and third party billing company, Sound Delivery. Currently, the EDI interface Open Door utilizes is owned by Sound Delivery. Under its distribution agreement with Sound Delivery, Open Door Online is allowed the non-exclusive use of the EDI for the term of the agreement, which expires in August 2000.

         (8)      GOVERNMENTAL APPROVAL

         At this point in time, there is no need for government approval of Open Door Online's principal products or services.

         (9)      PROBABLE GOVERNMENTAL APPROVAL AND REGULATION

         Open Door Online is unaware of any existing governmental regulations of its business, including the business of its divisions, as presently condu cted. In the future, Open Door Online expects to be subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable today to access to the Internet. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations will be adopted governing commerce on the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution, sales and other use taxes and characteristics and quality of products and services. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The enactment of any additional laws or regulations could impede the ability of Open Door Online to conduct its business, and could also impede the growth of the Internet generally. Either or both of these events could, in turn, decrease the demand for the business of Open Door Online, or otherwise have an adverse effect on Open Door Online. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, contests and sweepstakes, libel, personal privacy, rights or publicity, language requirements and content restrictions, is uncertain and could expose Open Door Online to substantial liability.

         In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has recently filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure, and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, or if the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet.

         Any such new legislation or regulation or application or interpretation of existing laws could have an adverse effect on Open Door Online's business, results of operations and financial condition. U.S. and foreign laws regulate certain uses of customer information and development and sale of mailing lists. Open Door Online believes that it is in material compliance with such laws, but new restrictions may arise in this area that could have an adverse affect on Open Door Online.

         (10)     RESEARCH AND DEVELOPMENT

         During 1998 and 1999, Open Door Online and its predecessors did not engage in any research and development activities.

         In the future, Open Door Online intends to establish a small research and development team composed of Open Door Online's current employees, along with a network of outside industry experts, who will develop and adopt new products. The current budget for this area is less than one hundred thousand dollars over the next two years.

         (11)     COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTA LAWS

         Open Door Online anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law.

         (12)     EMPLOYEES

         Open Door Online currently has four (4) full time employees. Open Door Online also has 15 part-time employees. These are the employees used for either Open Door Music or Open Door Records. All of the employees of Open Door Online have been hired on an "at-will" basis, and thus are not under contract for any definite term. Competition for qualified personnel in certain areas of Open Door Online's industry is intense, particularly among software development and other technical staff. Open Door Online believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

(c)      REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, Open Door Online was not required to deliver annual reports. On January 4, 2000, however, we became a reporting company, subject to the reporting requirements set forth under the 1934 Securities Exchange Act. Open Door Online anticipates filing Forms 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials as they come due. In addition, Paragraph 16(a) of the Securities Exchange Act requires the Company's executive officers and directors, and persons who own 10% or more of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission if the Company and its equity securities meet certain requirements. As of this date, Open Door Online has not received or reviewed any filings under Section 16(a) from such individuals, including any filing on Forms 3, 4 or 5. If Open Door Online issues additional shares, Open Door Online may file additional registration statements for those shares.

         Also, to the extent Open Door Online is required in the future to deliver annual reports by the rules or regulations of any exchange upon which Open Door Online's shares are traded, we intend to deliver annual reports. If we are not required to deliver annual reports in the future for any reason, we do not intend to go to the expense of producing and delivering such reports. If we are required to deliver annual reports, they will contain audited financial statements as required.

         The public may read and copy materials contained in Open Door Online's files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein should be read in conjunction with the financial statements of Genesis Media group, Inc. for the two years ended December 31, 1998 and the six months ended June 30, 1998 and 1999, Open Door Records, Inc. for the year ended December 31, 1999 and the six months ended June 30, 1999 and 1998, and the financial statement of Open Door Online, Inc. for the nine months ended September 30, 1999 and 1998, respectively, and the related notes to each statement appearing elsewhere in this Form 10-SB. In addition to historical information, the following discussion and other parts of this Form 10-SB contains forward-looking information that involves risks and uncertainties. Actual results could differ materially from those anticipated by this forward-looking information due to factors discussed in other sections of this Form 10-SB.

Historical

         Our historical financial data presented below has been derived from financial statements of Open Door Online and its predecessors, including the notes thereto, appearing elsewhere herein.

         The financial data includes the results of operations of Open Door Online, Inc. for 1999, Open Door Records, Inc. for September 30, 1998 and the results of operations of Genesis Media Group, Inc. and its predecessor, Hollywood Showcase Television Network, Inc. for 1998 and 1997.

                                     September 30,               December 31,
                             ------------------------  -------------------------
                                   1999       1998          1998          1997
                             ------------- ----------  ------------- -----------
Summary of Operations            $191,064       $ -       $521,562      $787,800

Net Revenues

   Cost of Sales                  118,385                   81,564        31,039
     Gross Profit                  72,679                  439,998       756,761
       Operating Expenses         204,975     6,571        740,904       597,198
   Net Profit (Loss)             (132,296)   (6,571)      (300,906)      159,563
Summary Balance Sheet Data

   Total Assets               $22,794,237   $98,780    $42,457,368   $41,408,462
   Total Liabilities            1,518,780    33,076        558,241       117,588
   Shareholder's Equity        21,275,457    65,704     41,899,127    41,290,874


1997 and 1998

         The operations of the company for 1998 and 1997 are those of Genesis Media Group, Inc., and its predecessor, Hollywood Showcase Television Network, Inc. The business of those entities was editing and production of movie and television media and commercial advertising. Genesis Media Group was unable to either generate sufficient liquidity or capital to expand its base of operations and acquire the necessary infrastructure to attract large production engagements. The expansion of the business would have required substantial outlays of capital for additional state of the art editing and production equipment. The production business is highly competitive and requires continual updating of production techniques. Most contracts are awarded by competitive bid to companies with demonstrated capability and personnel. Most contracts obtained by Genesis Media Group were relatively short term in duration and did not include the feature film market which could extend beyond one year in duration. Genesis Media Group was not able to develop its record library for use in the production of films or television entertainment due to a lack of working capital to develop and release such music.

         Genesis Media Group did not have sufficient sources of capital or liquidity to allow it to pursue its intended business lines with the intensity and stability that was needed to compete in the west coast entertainment industry.

         The business of Genesis Media Group was labor intensive in that they required skilled technicians to operate the production and editing equipment. As a result, the labor costs per hour of Genesis Media Group were greater than those found in less skilled industries.

         These factors were the major contributing circumstances which lead Genesis Media Group to enter into the Acquisition Agreement. In conjunction with the Acquisition Agreement, the new management of the company abandoned those operations upon completion of certain contracts in process and elected to pursue its own business plan and expand the internet operations of Open Door Online, Inc., acquired in the exchange with Open Door Records, Inc.

        Therefore, we do not believe that the historical results of operations of Genesis Media Group and its predecessor are indicative of the future operations of Open Door Online, Inc.

1999

         The operations of Open Door Online, Inc., subsequent to the exchange, effective June 30, 1999, through the quarter ended September 30, 1999 consisted primarily of three phases. The first phase was to wrap up the operations of the predecessor, Genesis Media Group, to which the Company completed open contracts as required, laid-off all west coast personnel, and set about the orderly liquidation of the owned and leased equipment of the predecessor. This resulted in an operating loss from discontinued operations for the period of approximately $171,000 in addition to the establishment of a reserve for discontinued operations of $500,000 to buy-out and terminate certain long term leases of production equipment.

         Second, we devoted substantial resources to completion of our web based business sites and related programs, processing applications and marketing plans. Portions of the internet sales structure were up and operating by August, 1999. However, we intend to add and continue to add more services and products as quickly as possible to capture a significant market share of the home entertainment and music distribution markets.

         Third, we devoted our time and resources to raising liquidity, assembling a management team and developing strategic alliances with artists, managers and promoters. During this period we raised approximately $558,000 of new equity/liquidity.

Results of Operations

         From inception to September 30, 1999, revenues have primarily consisted of the sale of CD's from our division, Open Door Records, and from the commercial operations of Open Door Studios.

Cost of Sales

         Cost of Sales primarily represent website operating costs, CD and fulfillment operations and artist promotions and royalties. Website operating costs include internet development, design and programming, connectivity charges and equipment. Future costs may include costs of acquisitions and development.

         Cost of Sales for the nine month period ended September 30, 1999 for Open Door Online, Inc. was approximately 62% of gross revenue. The operations of Genesis Media Group, the predecessor, were not comparative. As sales volume increases, the cost of sales, as a percentage of sales, should decrease since fixed costs are spread over a greater base.

Sales and Marketing

         Sales and marketing expense consists primarily of direct marketing expenses, promotional activities, salaries and costs related to website maintenance and development. We anticipate that overall sales and marketing costs will increase significantly in the future; however, sales and marketing expense as a percentage of net revenue may fluctuate depending on the timing of new marketing programs and addition of sales and marketing personnel.

         In the future, we anticipate that we will enter into arrangements with additional leading artists and record labels to secure distribution and marketing services and obtain rights to their music. Future expenses may include costs related to promotional events, which will be expensed in the period the event is held.

General and Administrative

         General and administrative expense consists primarily of salaries, legal and other administrative costs, fees for outside consultants and other overhead. General and administrative expense was approximately 94% of Revenue for the nine months ended September 30, 1999. It is anticipated that overall general and administrative expense will decrease as a percentage of Revenue as Revenue increases after this initial development stage.

Interest Expense

         Net interest expense for the nine month period ended September 30, 1999 was $8,224. Interest costs may increase in future periods as the Company expands through a combination of debt and equity offerings.

Liquidity and Capital Resources

         As of September 30, 1999 we had approximately $78,580 of cash available to support operations. Subsequent to September 30, 1999, we collected a receivable in the amount of $518,000. We believe that we will be able to raise such additional capital to meet our operating and financial obligations in the future.

Future Plan of Operation

         The post exchange company, Open Door Online, has discontinued the production operations of the predecessor and focused on branding itself as a virtual "open door" bridging together artists and consumers from around the world and ultimately maintaining a loyal and appreciative entertainment community. Our objective is to build a global entertainment company offering a broad range of entertainment commerce related products and to deliver a wealth of original content in a highly personalized interactive context.

         We recognize that the nature and scope of our intended business will require substantial additional financing. To meet this requirement, we plan to finance our cash requirements through a combination of equity offerings and debt financing. This process will allow us to complete the initial phases of our internet marketing products. Once in place, we believe this should provide sufficient operating revenue to expand the other intended areas of our business.

         The internet marketing arena is highly competitive. We believe that we are well placed to take advantage of this growing market and look to become more competitive in the entertainment and distribution sectors of that market.

         We will expand our workforce to meet our business plan and growth objectives while providing quality services and products.

         The overall plan of operation and objectives is detailed earlier in this Form 10-SB.

         Open Door Online's business plan estimates that revenue will be approximately $6.9 million in the first full year of operations subsequent to the exchange resulting in a net operation loss for the period of approximately $450,000. Subsequent periods project substantial net income. The loss for this first period is due in large part to expensing costs related to the programming, promotion, setup and implementation of the internet presence necessary for the Open Door Online activities.

Year 2000 Disclosure

         Open Door Online does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of its facilities. All of our computer systems are new and have been Year 2000 compliant since their acquisition. We keep current with all updates and revisions with all software we currently use. It is anticipated that the software updates reflect required revisions to accommodate transactions in the Year 2000 and thereafter. Though it is not anticipated that Open Door Online will have a problem at the turn of the century, we intend to coordinate the resolution of any Year 2000 problems with the vendors of the software Open Door Online utilizes. Nonetheless, we recognizes the problems which may arise in connection with the Year 2000 issue.

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Open Door Online does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000. We are currently unable to predict the extent to which the Year 2000 issue will affect our clients, customers and suppliers, or the extent to which any of them would be vulnerable to a failure to remediate any Year 2000 issues on a timely basis.

         In addition, most of the purchases on Open Door Online's web site are expected to be made with credit cards, and Open Door Online's operations may be adversely affected to the extent its customers are unable to use their credit cards due to any Year 2000 issues that are not rectified by their credit card vendors. In a worst case scenario, if Open Door Online's customers' computer systems or that of suppliers and vendors do not contain the necessary software updates to be Year 2000 compliant, a multitude of problems could occur which may include, among others, lost orders, merchandise not shipped or shipped to incorrect addresses and credit card purchases incorrectly credited or debited. As a result, Open Door Online could lose customers, clients, and credibility which could have a material adverse effect on its business and its financial condition. Such problems could occur with Sound Delivery, our supplier of music CDs, cassettes and other related products. We have not independently verified whether Sound Delivery is Year 2000 compliant, nor assessed the risk that this poses to Open Door Online's business. We have not taken any steps in preparation for a worst case scenario if our customers or suppliers are not Year 2000 Compliant. We do not have, nor do we intend to create, a contingency plan to handle such an event.

         Nevertheless, as of this date, Open Door Online has not had any problems associated with the Year 2000 issue. However, we cannot guarantee that such problems will not arise in the future.

ITEM 3.  DESCRIPTION OF PROPERTIES

         Real Property. Open Door Online's corporate headquarters are located at 10 Dorrance Street, Providence, Rhode Island. Open Door Online leases its facilities and certain other equipment under operating and capital lease agreements. Open Door Online's Metro Office is located at 206 Bryans Road, Hampton, New Jersey. Open Door Online has executive branch offices at 46 Flat River Road, Coventry, Rhode Island. Open Door Online's Recording Studio is located at 40 Wilson Street, West Warwick, R.I.. Open Door Online's Internet satellite office is located at 88 Weybosset Street, Providence, Rhode Island.

         Equipment. Open Door Online currently owns approximately $146,000 of equipment and leasehold improvements that are used in conjunction with its recording and production studio.

         Music Library. Open Door Online has a music library consisting of original and digitally mastered music media from numerous artists from the 1940's through the 1990's. Open Door Online owns certain of the master recordings in the Library, and has nonexclusive license rights to the rest of the recordings. Open Door Online is currently in the process of purchasing those master recordings to which it currently has only the nonexclusive license rights to. This library can be used to produce original singles and albums by the various artists, used to score motion picture productions, television productions and specialty productions. Open Door Online intends to utilize this product through traditional CD production and sales and MP3 digital sales over the Internet. Pursuant to industry standards, Open Door Online is obligated to pay artists royalties on units sold. Open Door Online has valued this library at the lower of the appraised value or the present value of the estimated cash flow from the sale and utilization of these assets over the next seven years, after consideration of production and distribution costs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

                                                         Shares
Title                                                 Beneficially    Percent of
of Class         Name/Address of Owner                    Owned          Class
--------  ----------------------------------------  ---------------  -----------
Common      Don R. & Barrie M. Logan                      545,530         5.38%
            23355 Gondor Drive
            Lake Forrest, California  90710

Common      Donna Petronelli                            2,105,000        20.77%
            46 Old Flat River Road
            Coventry, Rhode Island

Common      Thomas R. Carley                            2,277,000        22.47%
            46 Old Flat River Road
            Coventry, Rhode Island  (D)

Common      David N. DeBaene                            2,137,000        21.09%
            46 Old Flat River Road
            Coventry, Rhode Island  (D)

Common      All Officers and Directors over 5% per      4,414,000        43.56%
            Individual

Common      All Officers and Directors                  4,939,000        48.74%


Notes:   (1)      Includes only  officers and  directors  subsequent to the June
                  30, 1999 merger.

         (D)      Officer and Director of the Company

         (i) All Percentages are calculated based upon 10,133,285 shares outstanding as of the date of the filing of this Form 10-SB.

         (ii) As of September 30, 1999 the Company had 1,641,377 free trading shares outstanding and 8,491,908 restricted shares outstanding for a total of 10,133,285 shares.

         (iii) All common shares are entitled to 1 vote per share. There are no other shares with voting rights.

(b)      SECURITY OWNERSHIP OF MANAGEMENT

                                                         Shares
Title                                                 Beneficially    Percent of
of Class         Name/Address of Owner                    Owned          Class
--------  ----------------------------------------  ---------------  -----------

Common      David N. DeBaene                            2,137,000         21.09%

Common      Thomas R. Carley                            2,277,000         22.47%

         (1) All percentages are calculated based upon 8,951,618 shares of common stock of Open Door Online issued and outstanding as of the date of filing this Form 10-SB.

(c)      CHANGES IN CONTROL

         There is no arrangement which may result in a change of control.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)      IDENTITY OF DIRECTORS AND EXECUTIVE OFFICERS

         As of October 1, 1999, the directors and executive officers of Open Door Online, their ages, positions in Open Door Online, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

     Name             Age                      Position
------------------- ------ -----------------------------------------------------
David N. DeBaene       40   President, Chief Executive Officer and Director

Thomas Carley          37   Vice President, Chief Operating Officer and Director

Edmond L. Lonergan     53   Director

Norman J. Birmingham   41   Treasurer and Chief Financial Officer

Steev Panneton         41   Secretary


         (1)      BUSINESS EXPERIENCE

         Mr. David DeBaene, one of the founders of Open Door Online, serves as its President and CEO. In 1991, David DeBaene founded JD American Workwear, Inc., a publicly traded manufacturer and distributor of safety work wear, and currently serves as Chairman of the Board and Chief Executive Officer. Mr. DeBaene created four styles of industrial safety work pants, which are secured by individual patents. These products are distributed worldwide. Entrepreneur Magazine has recognized Mr. DeBaene as one of its featured "outstanding entrepreneurs." Mr. DeBaene is also a musician and played professionally for 10 years. Mr. DeBaene has been a director of Open Door Online since June 17, 1999.

         Mr. Thomas Carley, one of the founders of Open Door Records, Inc., serves as its vice president and COO. Thomas Carley has actively been involved in the music industry as a freelance performer, producer and recording engineer. Prior to joining Open Door Online, Mr. Carley was the owner and operator of C & C Contracting and Painting, a general contracting firm, securing both union and non-union contracts. Mr. Carley has been a director of Open Door Online since June 17, 1999.

         Edmond L. Lonergan, over the last five years, has been involved in business consulting and the insurance field. Prior to 1996, Mr. Lonergan was President of an Insurance Company called Insurance Providers of American. Since 1996, Mr. Lonergan has owned and operated Corporate Architects, Inc., a merger and acquisition consulting business specializing in reverse mergers of private companies into inactive public companies. Mr. Lonergan was also selected to be a member of the White House Small Business Committee during the Carter Administration. Mr. Lonergan has been a director of Open Door Online since June 17, 1999.

         Norman J. Birmingham has served as President of Patina Corp., a holding company for construction demolition and asbestos abatement companies, since April of 1999. From September 1998 to January 1999, Mr. Birmingham served as Chief Financial Officer of Mediforce, Inc., a medical products company. Mr. Birmingham was Chief Financial Officer for General Environmental Technologies, Inc., a holding company for three demolition companies, from January 1998 to September 1998. From November 1995 to August 1997, he served as President and Chief Financial Officer for Westmark Group Holdings, Inc., a holding company for wholesale mortgage companies. Mr. Birmingham was President of Budget Services and provided accounting, tax and financial planning services from September 1986 to July 1997. Mr. Birmingham became an officer of Open Door Online in February 2000.

         Mr. Steev Panneton has served as Vice President of Manufacturing and New Product Development for JD American Workwear, Inc. since 1991. He has also worked as a freelance commercial artist and illustrator for the past 10 years and is a graduate of the College of Rhode Island. Mr. Panneton has developed several new products, including a patented game called Vegas Run. He currently has several other patents pending. He has been a director of Open Door Online since June 17, 1999.

         All prior directors and executive officers of Genesis Media Group, Inc, Open Door Online's predecessor, tendered their resignations in conjunction with the Acquisition Agreement dated June 17, 1999.

         Open Door Online's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. Open Door Online's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

(b)      IDENTITY OF SIGNIFICANT EMPLOYEES

      Name            Age                      Position
-------------------- ------ ----------------------------------------------------
Camille M. Barbone     45     Vice President and General Manager

Timothy R. Dahler      29     Vice President Internet & Multimedia Development
                             & Production

Moses J. Calouro       29     Vice President Information Management Systems

         Ms. Barbone has been involved in the music industry for over twenty-two years. She has discovered, developed and managed many significant artists. Over the last five years, Ms. Barbone has been employed with August Artist Management, where she has managed several music artists. Her clients have included The Rolling Stones, Aerosmith, The Indigo Girls, Michael Bolton, The Monkees, J.Giles, Edgar and Johnny Winters. Camille also produced the Gospel segment of Woodstock `94 for a crowd of 350,000. She has lectured throughout the country at seminars, workshops, and conventions and has been interviewed by major newspapers, magazines and television specials such as 20/20, Entertainment Tonight and Fox News.

         Mr. Dahler, over the last five years, has co-founded of Concept-Link, Ltd., a service bureau and internet production corporation in Providence, Rhode Island. Mr. Dahler has integrated his knowledge of art and design with leading edge communications technology. Mr. Dahler has contracted with such companies as Fuji Film, USA, United Technologies, Samsonite, and Fleet Bank. He has extensive experience and commanding knowledge of both Microsoft and Macintosh operating systems and is a graduate of Roger Williams University.

         Mr. Calouro, over the last five years, has been operating Maritime Information System and currently operates an internet portal for the Maritime Industry, Maritime Global Net at www.mgn.com. Mr. Calouro has over seven years experience producing and maintaining Internet applications and database servers. He has contracted with such companies as Motorola, Lloyd's of London, Arco, and AT&T.

(c)      SIGNIFICANT CONSULTANTS

         Bridgewater Management Group Inc. Bridgewater Management Group Inc. has been instrumental in the creation and implementation of the Internet activities of Open Door Online Inc. The services Bridgewater Management Group has provided for Open Door Online include coordination of internet activities, research and development of current and future internet ventures, identifying potential acquisition candidates, and general corporate strategic guidance. For each of the services performed, Bridgewater Management Group has acted, and will continue to act, in the capacity of a consultant. It is anticipated that Bridgewater Management Group Inc. will continue to play an important role in the coordination and growth of the Open Door Music division.

         Pat Rogers. Ms. Rogers has been instrumental in the implementation of Open Door Online's division, Open Door Records. Ms. Rogers brings well over twenty years of experience in music publishing and licensing. The services that Ms. Rogers has provided for Open Door Online include consultation services in music publishing for film and television, consultation services with respect to new emerging technologies such as MP3 and other digital download technology, and has assisted Open Door Online in its composer/artist relations. For each of the services performed, Ms. Rogers has acted, and will continue to act, in the capacity of a consultant. It is anticipated that Ms. Rogers will play an important role in the future publishing activities of Open Door Online Inc.

         John Paul Gauthier. Mr. Gauthier has provided significant assistance, for Open Door Online's division, Open Door Records. Mr. Gauthier has assisted Open Door Online as a production and engineering consultant, as well as a studio design consultant. It is anticipated that Mr. Gauthier will continue to play an important role in these areas as a consultant to Open Door Online.

         Ralph Petrarca. Mr. Petrarca has also provided significant production and studio engineering assistance as a consultant for Open Door Online's division, Open Door Records. Mr. Petraca brings over 10 years experience in the engineering and studio management field.


(d)      FAMILY RELATIONSHIPS

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of Open Door Online.

(e)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None of the officers, directors, promoters or control persons of Open Door Online have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities laws, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

         No compensation or directors fees have been paid to any executive officer or directors of Open Door Online or Open Door Records, Inc. from November 1997, the date of Open Door Records' inception, to the date hereof. Open Door Online is in the process of formalizing agreements with the executive officers and other key personnel that would provide for compensation packages for five years with scheduled increases each year designed to compensate such employees for allowing Open Door Online to retain its working capital in the early years. It is expected that the annual compensation for the CEO and COO will initially be $95,000 per year with annual increases of $25,000 for each year of the five year term. It is also expected that other executives' compensation will be scaled downward from these levels. This plan has not been finalized to date. No stock appreciation plans or stock compensation plans are currently in existence for Open Door Online.

         Compensation paid to the officers and directors of Genesis Media Group and Hollywood Showcase Television Network, Inc., the predecessors of Open Door Online, during 1997, 1998 or 1999 were as follows:

                                                 Summary Compensation Table

----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Long Term Compensation
----------------------------------------------------------------------------------------------------------------------------------
                                               Annual Compensation                      Awards            Payouts
                                               -------------------                      ------            -------
                (a)         (b)          (c)           (d)           (e)           (f)          (g)           (h)           (i)
                                                                                            Securities
                                                                 Other         Restricted   Underlying
            Name and                                             Annual        Stock        Options/                    All Other
            Principal                                            Compensa-     Award(s)     SARs (#)      LTIP          Compensa-
            Position    Year         Salary($)     Bonus ($)     tion ($)      ($)                        Payouts ($)   tion ($)
            ______      ______       ______        ______        ______        ______       ______        ______        ______
CEO         Don R.      1997         $ - 0 -       $ - 0 -       $ - 0 -       $ - 0 -      $ - 0 -       $ - 0 -       $ - 0 -
            Logan       1998         $ 66,500      $ - 0 -       $ - 0 -       $ - 0 -      $ - 0 -       $ - 0 -       $ - 0 -
                        6 months
                        1999         $ - 0 -       $ - 0 -       $ - 0 -       $ - 0 -      $ - 0 -       $ - 0 -       $ - 0 -

Secretary   Barrie      1997         $ - 0 -       $ - 0 -       $ - 0 -       $ - 0 -      $ - 0 -       $ - 0 -       $ - 0 -
            Logan       1998         $ 30,826      $ - 0 -       $ - 0 -       $ - 0 -      $ - 0 -       $ - 0 -       $ - 0 -
                        6 months
                        1999         $ - 0 -       $ - 0 -       $ - 0 -       $ - 0 -      $ - 0 -       $ - 0 -       $ - 0 -

Treasurer   Carl Conte  1997         $ - 0 -       $ - 0 -       $ - 0 -       $ - 0 -      $ - 0 -       $ - 0 -       $ - 0 -
                        1998         $ 31,250      $ - 0 -       $ - 0 -       $ - 0 -      $ - 0 -       $ - 0 -       $ - 0 -
                        6 months
                        1999         $ 20,000      $ - 0 -       $ - 0 -       $ - 0 -      $ - 0 -       $ - 0 -       $ - 0 -


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During 1998 and 1999, Mr. DeBaene has been a lender or guarantor of funds to Open Door Online. As of December 31, 1998 and September 30, 1999, the outstanding balances due him to lenders for which he has guaranteed amounts are $113,643 and $498,622, including interest expense of $3,643 and $8,224, respectively. Interest rates range from 12% to 20% per annum. Mr. DeBaene has the option to convert amounts lent to him by third parties into shares of Open Door Online upon their approval. At no time has Mr. DeBaene received any consideration, directly or indirectly, for the amounts he has guaranteed.

         During 1998, Genesis Media Group, Inc. distributed to its shareholders shares of TranStar Communications, Inc., that Genesis Media Group received in exchange for certain assets, based on the book value of those assets. The Genesis Media Group shareholders held 576,535 Rule 144 restricted shares of common stock of TranStar Communications, Inc. after the distribution. These shares were subsequently sold in 1999 for $.50 per share.

         In 1999, Genesis issued to Don R. Logan, the former chief executive officer and director of Genesis, an equivalent 299,997 shares of restricted common stock in lieu of compensation. At the time of the issue, the fair market value of the stock based on the asked price was $2.40 per equivalent share and discounted 20% to allow for the restricted nature of the securities issued. Genesis recognized salary expense in the amount of $576,000 for the six months ended June 30, 1999.

ITEM 8.  DESCRIPTION OF SECURITIES

         Open Door Online's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $0.0001 par value per share. There is no preferred stock authorized. The shares are fully paid, non-assessable, without pre-emptive or other subscription rights and without cumulative voting. Holders of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Open Door Online, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

PART  II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

(a)      MARKET INFORMATION

         Open Door Online's Common Stock currently trades on the Over-The-Counter Bulletin Board (OTC:BB) under the trading symbol "NTER." The following tables set forth the highest and lowest bid prices for the Common Stock for each calendar month for Open Door Online and its predecessors, as reported by the National Quotation Bureau:

Predecessor: Hollywood Television Network, Inc.

                                                     Bid Prices                          Ask Prices
                                           -------------------------------   -----------------------------------
1997                                            High                Low               High               Low
----                                       ---------------- --------------   -------------------- --------------
January 1 - January 31                     1                  3/16               1-1/8              3/4
February 1 - February 28                   1-3/16             5/8                13/16              5/8
March 1 - March 31                         1-1/2              3/8                2                  3/8
April 1 - April 30                         2-1/4              1                  2-3/8              1-9/16
May 1 - May 31                             1-1/2              1                  1-7/8              1
June 1 - June 30                           1-1/2              7/8                1-7/8              7/8
July 1 - July 31                           1-1/8              13/16              1-3/8              13/16
August 1 - August 31                       3-1/16             1/2                3-15/16            11/16
September 1 - September 30                 1-3/8              1                  1-3/4              15/16
October 1 - October 31                     1-1/8              3/4                1-1/8              3/4
November 1 - November 30                   1                  5/8                1                  5/8
December 1 - December 31                   3/4                3/8                7/8                7/16


Predecessor:  Hollywood Television Network, Inc.
1998
----
January 1 - January 31                     11/16              1/4                9/16               1/8
February 1 - February 28                   1/4                1/8                1/4                3/16
March 1 - March 31                         -                  -                  -                  -

Predecessor: Genesis Media Group, Inc.
1998
----
April 1 - April 30                         -                  -                  -                  -
May 1 - May 31                             1-5/8              1-5/16             1-15/16            1-5/8
June 1 - June 30                           1-3/8              1-1/16             1-11/16            1-1/4
July 1 - July 31                           1-3/8              5/8                1-7/16             13/16
August 1 - August 31                       11/16`             3/8                11/16              7/16
September 1 - September 30                 11/16              3/8                11/16              7/16
October 1 - October 31                     3/8                1/4                7/16               1/4
November 1 - November 30                   5/16               .15                3/8                .18
December 1 - December 31                   .15                .07                3/8                .11

Predecessor: Genesis Media Group, Inc.
1999
----
January 1 - January 31                     .15                .09                .26                .12
February 1 - February 28                   .22                1/8                .30                1/8
March 1 - March 31                         .20                1/8                .26                1/8
April 1 - April 30                         .23                .08                .37                .13
May 1 - May 31                             .21                .16                .30                .17
June 1 - June 30                           .17                .10                .18                .11
July 1 - July 31                           .13                .08                3/16               .12

Open Door Online, Inc.
1999 1 for 30 reverse split
----
August 1 - August 31                       3.60               1-9/16             3.90               2.00
September 1 - September 30                 4-1/8              1-9/16             4-3/4              1-7/8


         The above quotations are inter-dealer quotations, and the actual retail transactions may involve dealer retail markups, markdowns, or commissions for market makers of Open Door Online's stock. The prices quoted are based on the then stock outstanding and has not been adjusted for mergers, exchanges, splits or reverse splits. There can be no assurance that an active public market for the Common Stock will be sustained. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.

         As of October 1, 1999, except for 1,217,210 free trading shares, all shares issued by Open Door Online are "restricted securities" with in the meaning of Rule 144 under the Securities Act of 1933. Ordinarily, under Rule 144, a person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of Open Door Online's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares could have an adverse effect on the market price of the Common Stock.

(b)      HOLDERS

         As of October 1, 1999, there were approximately 233 registered holders of free-trading shares and 93 holders of Open Door Online's restricted Common Stock, as reported by Open Door Online's transfer agent. Some holders own both free-trading and restricted shares and would be included in both classifications above.

(c)      DIVIDENDS

         Open Door Online has not paid any dividends on its Common Stock. Open Door Online currently intends to retain any earnings for use in its operations and to finance the development and the expansion of its business. Therefore, Open Door Online does not anticipate paying cash dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the registrant's operating and financial condition, among other factors.

ITEM 2.  LEGAL PROCEEDINGS

         Open  Door  Online is not a party  to,  and none of Open Door  Online's
property  is  subject  to  any  pending  or  threatened   legal,   governmental,
administrative or judicial proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         There have been no disagreements with Open Door Online's independent auditor. The Independent Certified Public Accountant for Open Door Records, Inc., the predecessor to Open Door Online, Inc., also became the accountant for Genesis Media Group, Inc., a predecessor.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

         In early 1998, Genesis Media Group, Inc, the predecessor, completed an offering under Regulation D, Rule 504. As of May 18, 1998, there were 717,654 shares of Open Door Online's common stock outstanding. Of these shares, 181,762 were freely trading, while 535,892 were subject to trading restrictions.

         During 1997, 1998 Genesis issued an equivalent 303,418 shares of common stock in conjunction with the merger and exchange of shares of Genesis Group, Inc. with Hollywood Showcase Television Network, Inc. These shares were issued pursuant to the exchange agreement between those companies.

         In 1999, Genesis issued to Don R. Logan, the former chief executive officer and director of Genesis, an equivalent 299,997 shares of restricted common stock in lieu of compensation. At the time of the issue, the fair market value of the stock based on the asked price was $2.40 per equivalent share and discounted 20% to allow for the restricted nature of the securities issued. Genesis recognized salary expense in the amount of $576,000 for the six months ended June 30, 1999.

         In conjunction with the Acquisition Agreement described above, on June 30, 1999 Open Door Online issued a stock split of the then outstanding shares such that Open Door Records, Inc. would have 7,000,000 shares of its common stock outstanding immediately prior to the closing of the Acquisition Agreement.

         In conjunction with the Acquisition Agreement, the Company granted Mr. DeBaene the right to convert up to 100% of the debt owed to him by the Company, plus accrued interest to common stock of the Company. The conversion price is to be 50% of the 21 day moving average of the bid-ask prices immediately preceding the notice of conversion. At September 30, 1999 this would equate to approximately 153,180 shares at a conversion price of approximately $3.08 per share.

         Between July 1, 1999 and September 30, 1999 Open Door Online issued 673,994 post-exchange shares pursuant to an offering under Regulation D, Rule 504.

         All of the above-referenced transactions were in compliance with state blue sky laws as well as the federal securities laws.

Note (i) The number of shares are based on the post exchange number of shares of Open Door Online, Inc. after the 1 for 30 reverse split on June 30, 1999.

ITEM  5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Directors and officers of Open Door Online and its affiliates may not be liable for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of law, since provisions to limit such liability have been made in the Articles of Incorporation and By-laws. These provisions allow for indemnification of the officers and directors of Open Door Online for any liability suffered by them, or arising from their activities as officers and directors of Open Door Online if they were not engaged in intentional misconduct, fraud or a knowing violation of law. Therefore, purchasers of stock of Open Door Online will have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

         The officers and directors of Open Door Online are accountable to Open Door Online as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling Open Door Online's affairs. A shareholder may be able to institute legal action on behalf of himself and all other similarly stated shareholders to recover damages where Open Door Online has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in Open Door Online in connection with such sale or purchase, including misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Open Door Online.

PART F/S FINANCIAL STATEMENTS



                          INDEX TO FINANCIAL STATEMENTS

GENESIS MEDIA GROUP, INC.:                                                  Page
                                                                            ----

Report of Independent Accountants............................................29

Balance Sheet - December 31, 1998 and 1997 and

June 30, 1999 and 1998 (Unaudited)...........................................30

Statements of Operations for the two years ended December 31, 1998 and the six months ended June 30, 1999 and 1998 (Unaudited)..................31

Statements of Cash Flows for the two years ended December 31, 1998 and the six months ended June 30, 1999 and 1998 (Unaudited)..................32

Notes to Financial Statements for the two years ended December 31, 1998 and the six months ended June 30, 1999 and 1998 (Unaudited)................33-39



OPEN DOOR ONLINE, INC.:

Report of Independent Accountants............................................40

Balance Sheet - December 31, 1998 and

September 30, 1999 and 1998 (Unaudited)......................................41

Statements of Operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 and 1998 (Unaudited)............42

Statements of Cash Flows for the year ended December 31, 1998 and the nine months ended September 30, 1999 and 1998 (Unaudited)............43

Notes to Financial Statements for the year ended December 31, 1998 and the nine months ended September 30, 1999 and 1998 (Unaudited)..........44-49

                        Report of Independent Accountants



To The Board of Directors
Genesis Media Group, Inc.
Los Angeles, California

We have audited the accompanying balance sheets of Genesis Media Group, Inc. as of December 31, 1998 and 1997, and the related statements of operations and retained earnings (deficit) and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Genesis Media Group, Inc. as of December 31, 1998 and 1997, and the results of operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

                                   James C. Marshall, CPA, PC

Scottsdale, Arizona
July 14, 1999

                                         Genesis Media Group, Inc.
                                                Balance Sheet
                                        December 31, 1998 and 1997 and
                                     June 30, 1999 and 1998 (Unaudited)

                                                   ASSETS
                                                                  December 31,                        June 30,
                                                           ------------------------          ------------------------
                                                             1998             1997             1999             1998
                                                           -------          -------          -------          -------
                                                                                       (Unaudited)      (Unaudited)
Current Assets

    Cash and cash equivalents                                 $400          $10,025           $2,077         $155,952
    Accounts receivable - trade (Note 3)                   186,437           13,814          176,436          198,913
    Loans receivable - trade                                50,000                            50,000           50,000
    Prepaid expenses                                       111,030           51,416          399,739          130,944
    Marketable securities (Note 8)                         235,168                                            243,168
                                                        ----------       ----------       ----------       ----------
                                                           583,035           75,255          614,252          778,977

Property and equipment, net of accumulated                 661,666          162,034          638,038          161,581
    depreciation of $37,333 and $15,733 for 1998
    and 1997, respectively.  (Note 4)
Master music library (Note 5)                           41,068,329       41,012,500       41,068,331       41,037,814

Other assets                                               144,338          158,673          143,647          131,092
                                                        ----------       ----------       ----------       ----------
                                                       $42,457,368      $41,408,462      $42,473,268      $42,109,464
                                                       ===========      ===========      ===========      ===========


                                    LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable                                           $17,286         $100,000             $---             $---
Payroll taxes and accrued expenses                          46,735           17,588          113,895            4,649
Current portion of long term debt (Note 6)                 114,096                           163,320
                                                        ----------       ----------       ----------       ----------
                                                           178,117          117,588          277,215            4,649

Long term debt - capitalized leases (Note 6)               380,124                           334,594            7,776
                                                        ----------       ----------       ----------       ----------
Total liabilities                                          558,241          117,588          601,809           12,425

Stockholders' Equity

Common Stock - par value $0.0001, authorized                 2,813            1,750            3,833            1,225
    50,000,000 shares, issued and outstanding
    28,130,607 and 17,499,327, 1998 and 1997,
    respectively.  (Notes 1, 10 and 12)
Additional paid in capital                              42,202,434       41,294,338       42,911,153       41,966,499
Retained earnings (deficit)                               (306,120)          (5,214)      (1,053,527)         129,315
                                                        ----------       ----------       ----------       ----------
                                                        41,899,127       41,290,874       41,861,459       42,097,039
                                                        ----------       ----------       ----------       ----------
                                                       $42,457,368      $41,408,462      $42,473,268      $42,109,464
                                                       ===========      ===========      ===========      ===========

The accompanying notes are an integral part of these financial statements.

                                          Genesis Media Group, Inc.
                                            Statement of Operations
                                 for the two years ended December 31, 1998 and
                            the six months ended June 30, 1999 and 1998 (Unaudited)

                                                     For the year ended          For the six months ended
                                                --------------------------      ----------------------------
                                                  1998              1997           1999               1998
                                                ---------          -------      -----------         --------
                                                                                (Unaudited)       (Unaudited)
Revenue
Sales                                            $375,480          $83,334             $---         $315,040
Other income                                      146,082          704,466           53,100          146,081
                                                ---------          -------      -----------         --------
                                                  521,562          787,800           53,100          461,121
Cost of sales                                      81,564           31,039            5,500           53,271
                                                ---------          -------      -----------         --------
                                                  439,998          756,761           47,600          407,850

Operating Expenses

    Administrative expenses                       145,128           83,737           15,930           53,851
    Amortization and depreciation                  29,746           15,733           26,153           10,556
    Interest expense                               28,062                            10,278
    Office expense                                 11,624           31,200            5,228           29,724
    Professional and outside services             137,014          206,176           10,500           83,498
    Rent                                          106,327           51,605           18,902           54,074
    Salaries and payroll taxes                    283,003          208,747          708,016           41,619
                                                ---------          -------      -----------         --------
       Total Operation Expense                    740,904          597,198          795,007          273,322
                                                ---------          -------      -----------         --------
Net Income (Loss)                                (300,906)         159,563         (747,407)         134,528

Retained (deficit) beginning of the period         (5,214)        (164,777)        (306,120)          (5,214)
                                                ---------          -------      -----------         --------

Retained (deficit) end of the period            $(306,120)         $(5,214)     $(1,053,527)        $129,314
                                                =========          =======      ===========         ========

Loss per common share (Note 10)                   $(0.01)           $0.01           $(0.02)           $0.01
                                                =========          =======      ===========         ========

The accompanying notes are an integral part of these financial statements.

                                          Genesis Media Group, Inc.
                                           Statement of Cash Flows
                                 for the two years ended December 31, 1998 and
                             the six months ended June 30, 1999 and 1998 (Unaudited)

                                                            For the year ended             For the six months ended
                                                        ----------------------------      ----------------------------
                                                           1998             1997             1999             1998
                                                        -----------      -----------      -----------      -----------
                                                                                          (Unaudited)      (Unaudited)
Cash flows from operating activities:
Net Income (Loss)                                        $(300,906)        $159,563        $(747,407)        $134,528
Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
       Amortization and depreciation                        21,600           15,733           26,153           10,556
       Non-monetary compensation                                                             576,000
                                                        -----------      -----------      -----------      -----------
Net cash flow provided by (used in) operating             (279,306)         175,296         (145,254)         145,084
    activities

Changes in assets and liabilities
    Accounts receivable                                   (172,623)         (13,814)          10,001         (185,099)
    Notes receivable                                       (50,000)                                           (50,000)
    Prepaid expenses                                       (59,614)         (51,416)        (283,709)         (79,528)
    Marketable securities                                 (134,170)                          235,168         (243,168)
    Other assets                                            14,335         (158,673)             691           27,581
    Accounts payable                                       (82,712)         100,000          (17,276)        (100,000)
    Accrued expenses                                        29,147           17,588           67,160          (12,939)
                                                        -----------      -----------      -----------      -----------
                                                          (455,637)        (106,315)          12,035         (643,153)

Net cash flow provided/(used) by operating                (734,943)          68,981         (133,219)        (498,069)
    activities

Cash flows from investing activities:

    Purchase of property, plant & equipment               (521,232)        (172,034)          (2,525)         (10,102)
    Payments on production of music library                (55,829)                               (2)         (25,314)
                                                        -----------      -----------      -----------      -----------
                                                          (577,061)        (172,034)          (2,527)         (35,416)

Cash flow from financing activities:

    Principal payments on long-term debt -                 (60,530)                          (45,350)            (810)
       capitalized leases
    Proceeds from issuance of long-term debt -             554,750                            49,044            8,586
       capitalized leases
    Proceeds from issuance of common stock                 808,159          113,078          133,729          671,636
                                                        -----------      -----------      -----------      -----------
                                                         1,302,379          113,078          137,323          679,412

Net increase (decrease) in cash                             (9,625)          10,025            1,677          145,927

Cash at January 1,                                          10,025                0              400           10,025
                                                        -----------      -----------      -----------      -----------
Cash at end of period                                         $400          $10,025           $2,077         $155,952
                                                              ====          =======           ======         ========

The accompanying notes are an integral part of these financial statements.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)

Note 1 - Organization

The predecessor of the Genesis media Group, Inc. ("Genesis") was incorporated in the state of New Jersey on July 27, 1987. In August 1997, Hollywood Showcase Television Network, Inc. acquired in a reverse acquisition all of the assets of Genesis Group, Inc. and changed its name to Genesis Media Group, Inc.

1997 Merger
-----------
In August 1997 (the "Merger Date"), Genesis Group, Inc. merged into Hollywood Showcase Television Network, Inc. ("Hollywood"). The shareholders of Hollywood received shares of Genesis Group, Inc. for each share of Hollywood common stock. In total, approximately 8,924,000 shares were exchanged for the outstanding stock of Hollywood.

The Merger was accounted for as a reverse acquisition whereby Genesis Group, Inc. was treated as the acquirer and Hollywood as the acquiree, because Genesis Group, Inc. shareholders owned a majority of the surviving entity stock as of the merger Date and owned a majority of the assets. Purchase accounting was performed on Hollywood based on the fair market value of the transaction date.

The value of Hollywood was based on the fair market value of the assets, net of liabilities acquired by Genesis Group, Inc. at the Merger Date. A summary of the assets and liabilities acquired, at estimated fair market value was as follows:

       Current Assets                             $ 16,456
       Property, Plant & Equipment                  42,757
                                                 ---------
                Total Assets                        59,213
                                                 ---------
       Current Liabilities                         (43,378)
                                                 ---------
                Fair market value of Hollywood    $ 15,835
                                                  ========

The accompanying financial statements include the results of Genesis Group, Inc. for all periods and the results of Hollywood beginning on the Merger Date. The following 1997 pro forma selected financial data reflect the Merger as if it had occurred at the beginning of 1997. The unaudited pro forma financial data does not purport to represent what the results from continuing operations would actually have been had the transaction in fact occurred as of an earlier date, or project the results for any future date or period.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  for the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)

Note 1 - Organization (continued)

       Pro Forma (unaudited)                             1997
       ---------------------                             ----
       Revenues                                      $  846,132
       Cost of good sold                                 58,882
       Selling, general and administrative              640,676
                                                     ----------
       Operating Income                                 146,574
                                                     ----------
       Income from continuing operations             $  146,574
                                                     ==========
       Income (loss) per share                       $     0.01
                                                     ==========
       Weighted average number of shares             17,499,327
                                                     ==========

Note 2 - Summary of Significant Accounting Policies

The summary of significant accounting policies of Genesis Media Group, Inc. is presented to assist in understanding Genesis's financial statements. The financial statements and notes are representations of Genesis's management. Management is responsible for their integrity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Line of Business
----------------
Genesis is primarily engaged in media and advertising.

Accounts Receivable
-------------------
Genesis provides allowances against accounts receivable to maintain sufficient reserves to cover anticipated losses.

Master Music Library
--------------------
The master music library is stated the independent appraised value of the library at the time it was contributed to Genesis Group, Inc. (the predecessor). The library was acquired and collected by the majority shareholder of Genesis Group, Inc. over a number of years. Genesis was in the process of upgrading the master media before production and marketing of the various music product. Genesis intended to amortize the carrying cost of the library over the estimated useful net sales life of the recording in such a way that the costs would be amortized against net revenue in accordance with SFAS 50.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)

Note 2 - Summary of Significant Accounting Policies (continued)

Equipment and Depreciation
--------------------------
Depreciation has been provided on the same basis for tax and financial accounting purposes using the straight-line, accelerated and declining balance methods. The estimated useful lives of the assets are as follows:

Production equipment                         5-7 Years
Office equipment furniture and fixtures      5-10 Years
Leasehold improvements                       3-10 Years

Revenue Recognition
-------------------
Revenue is recognized when earned and delivered to the customer or in certain circumstances as the work progresses on a project and is progress billed to the customer per the contract.

Copyrights and Amortization
---------------------------
Copyrights were purchased and are subject to the 15 year amortization rules. For purposes of these financial statements, copyrights are amortized on the straight line basis over 15 years.

Note 3 - Accounts Receivable

Accounts receivable is comprised of the following:

                                            December 31,           June 30,
                                        ------------------    ------------------
                                          1998      1997        1999     1998
                                        --------  --------    --------  --------
Trade receivables                       $206,437  $13,814     $196,436  $198,913
Less: Allowance for doubtful accounts     20,000       -        20,000        -
                                        --------  --------    --------  --------
         Total                          $186,473  $13,814     $176,436  $198,913
                                        ========  ========    ========  ========

Note 3 - Prepaid Expenses

Included in prepaid expenses is a note for $20,000 from an officer of Genesis. The officer has pledged his shares of Genesis's common stock as collateral for said note.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)

Note 4 - Property and Equipment

Property and equipment consists of the following at cost:

                                                    1998              1997
                                                    ----              ----
Computer equipment                              $   34,114        $   32,057
Office furniture                                    24,356            24,356
Office equipment                                    46,172            46,172
Production Equipment                                55,371            55,371
Capitalized lease production equipment             515,810
Signs                                                  335
Software                                               230
Leasehold improvements                              19,611            19,611
                                                -----------        ----------
                                                   698,999           177,767
Less accumulated depreciation                      (37,333)          (15,733)
                                                -----------       -----------
                                                $  661,666        $  162,034
                                                ===========       ===========

Depreciation expense for the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 and 1998 was $29,746, $15,733, $26,153 and $10,556,
respectively.

Property, plant and equipment include certain capitalized leases. Leased production equipment represents capitalized leases whereby Genesis has the right to exercise a nominal purchase option at the end of the lease period.

Note 5 - Master Music Library

The master music library consists of movie films, music tapes and CD ROM interactive tapes. With the masters comes the rights to market, reconfigure, compile, manufacture, distribute, license, sell and lease originals or copies thereof. Genesis has an independent appraisal that identifies each item and evaluates it. The master music library is carried at appraised value. Also included in inventory are the costs incurred to date in developing the movie production of the "Diary of James Dean."

Library consist of the following:
         Music and videos                                       $41,005,414
         Products                                                     8,830
         Productions in process-James Dean Production                54,085
                                                               ------------
                                                                $41,068,329
                                                                ===========

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)

Note 6 - Leases

Genesis leases certain real estate and equipment. Commitments for minimum rentals under noncancellable leases, by year, of the future minimum payments under these leases, together with the present value of the net minimum payments under the capital leases, together with the present value of the net minimum payments as of December 31, 1998:

                                                           Capital     Operating
                                                           Leases       Leases
Year ending December 31,                                 ----------   ----------
       1999                                               $163,320       $99,191
       2000                                                163,320        49,595
       2001                                                144,952
       2002                                                127,816
       2003                                                 66,323
                                                         ----------   ----------
Total minimum lease payments                               665,731      $148,786
Less amount representing interest                          171,511    ==========
                                                         ----------
Total present value of minimum payments                    494,220
Less current portion of such obligations                   114,096
                                                         ----------
Long-term obligations with interest rates ranging
    from 11.0% to 15.0% averaging approximately 12.95%    $380,124
                                                         ==========
        Property, plant and equipment included the following amounts for capitalized leases:

                                              December 31,           June 30,
                                         ------------------   ------------------
                                           1998      1997       1999      1998
                                         --------  --------   --------  --------
Capitalized lease production equipment   $515,810     $---    $515,810  $232,025
Less allowance for depreciation            14,727      ---      37,567     5,832
                                         --------  --------   --------  --------
                                         $501,083     $---    $478,243  $226,193
                                         ========  ========   ========  ========

Rent expense under operating leases for the years ended 1998 and 1997 and the six months ended June 30, 1999 and 1998 amounted to approximately $106,327, $51,095, $37,775, and $54,074, respectively.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)

Note 7 - Investment in TranStar Communications, Inc.

During 1998, the Company distributed to shareholders shares of TranStar Communications, Inc. Genesis holds 576,535 rule 144 restricted shares of common stock of TranStar Communications, Inc. after a distribution of TranStar's stock to the shareholders of Genesis media Group. The carrying basis approximates the market value of the stock at balance sheet dates.

Note 8 - Income Taxes

The components of deferred tax assets and liabilities are as follows:

                                                      December 31     June 30
                                                        1998           1999
                                                    ------------   -----------
Tax effects of carryforward benefits:
         Federal; net operating loss carryforwards  $    98,800    $  248,900
                                                    ------------   -----------
Tax effects of carryforwards
 Tax effects of future taxable differences and
         carryforwards                                   98,800       248,900
                                                    ------------   -----------
Less deferred tax asset valuation allowance             (98,800)     (248,900)
                                                    ------------   -----------
Net deferred tax asset                              $         -    $        -
                                                    ============   ===========

At December 31, 1998, Genesis has net operating loss carryforwards ("NOLs") of approximately $297,000 available at December 31, 1998 to offset its future U.S. taxable income. This amount may not be available or available only in limited amounts as a result of the stock exchange agreement discussed in note 12. However, the successor may authorize other tax planning techniques to utilize a portion of the remaining NOLs before they expire. These net operating losses expire over the next 19 years, the majority of which expire 2018. The net operating loss carryforwards for state purposes are not significant and, therefore, have not been recorded as deferred tax assets. Any tax benefits subsequently recognized will be allocated to additional paid in capital.

Note 9 - Stockholders' Equity

Genesis has 50,000,000 shares of stock authorized at $0.0001 par value, 28,130,607 and 17,499,327 shares outstanding at December 31, 1998 and 1997, respectively and 34,430,562 and 25,189,527 shares outstanding at June 30, 1999 and 1998.

During 1999, Genesis paid its chief executive officer 9,000,000 shares of common stock in lieu of monetary compensation. The fair market value of the payment, based on the fair market value of the Genesis's stock trading price, was $576,000.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)

Note 10 - Earnings per Common Share

Earnings per common share are computed by dividing the net income/(loss) by the average number of common shares and common stock equivalents outstanding during the period. The weighted average number of common shares outstanding during the periods were approximately 25,431,471 and 13,695,584 at December 31, 1998 and 1997 and 32,680,574 and 20,233,624 at June 30, 1999 and 1998.

Common stock equivalents are the net additional shares which would be issuable upon the exercise of the outstanding common stock options, assuming that Genesis reinvested the proceeds to purchase additional shares at market value. Common stock equivalents had no material effect on the computation of earnings per share for any period.

Note 11 - Reinstatement of 1997 Results of Operations

The 1997 income has been restated to eliminate the installment sale of films since the transaction has not been completed by Genesis. The result is that sales have been reduced by $5,400,000, operating income, net income and retained earnings at December 31, 1997 have been reduced by $3,215,892.

Note 12 - Subsequent Company Exchange Agreement

In June 1999, Genesis entered into a stock exchange agreement with Open Door Music, Inc. whereby Genesis would acquire all of the issued and outstanding stock of Open Door Records, Inc. in exchange for stock of Genesis. In addition, the agreement provides for the resignation of management and directors and the appointment of directors and executives selected by Open Door. This agreement was completed as of June 30, 1999, whereupon Genesis changed its name to Open Door Online, Inc. The exchange referred to in this note is not reflected in these financial statements.

                        Report of Independent Accountants


To The Board of Directors
Open Door Online, Inc. (formerly Open Door Records, Inc.)
Providence, Rhode Island


We have audited the accompanying balance sheet of Open Door Online, Inc. (formerly Open Door Records, Inc.) as of December 31, 1998, and the related statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Open Door Online, Inc. (formerly Open Door Records, Inc.) as of December 31, 1998, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                   James C. Marshall, CPA, PC

January 27, 2000
Scottsdale, Arizona

                             Open Door Online, Inc.
                       (formerly Open Door Records, Inc.)
                                 Balance Sheets
                                December 31, 1998
                     September 30, 1999 and 1998(Unaudited)

                                        ASSETS

                                                  December 31,           September 30,
                                                  ------------    ---------------------------
                                                     1998            1999              1998
                                                  ------------    ------------    ------------
                                                                  (Unaudited)      (Unaudited)
Current Assets

    Cash and cash equivalents                             $33         $78,580          $1,195
    Accounts receivable - trade                        37,185         261,582
    Loans receivable - trade                                           12,500
    Loans receivable - investors (Note 9)                             164,000
    Prepaid expenses                                    1,477          15,621
                                                  ------------    ------------    ------------
                                                       38,695         532,283           1,195

Property and equipment, net of accumulated            133,615         173,954          92,690
    depreciation (Note 4)
Master music library                                               21,700,000
Other assets                                            2,737           3,737           2,737
                                                  ------------    ------------    ------------
                                                     $175,047     $22,409,974         $96,622
                                                  ============    ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

    Accounts payable                                   $6,720        $109,942          $3,076

    Payroll taxes and accrued expenses                                212,138
    Reserve for discontinued operations (Note 2)                      500,000
    Notes payable                                     110,000         471,700          30,000
    Current portion of long term debt                                  75,000
                                                  ------------    ------------    ------------
                                                      116,720       1,368,780          33,076

Long term debt                                                        150,000
                                                  ------------    ------------    ------------
    Total liabilities                                 116,720       1,518,780          33,076

Stockholders' Equity

    Common Stock (Note 7)                               1,000           1,013           1,000
    Additional paid in capital                         71,275      21,055,367          71,275
    Retained earnings (deficit)                       (13,948)       (165,186)         (8,729)
                                                  ------------    ------------    ------------
                                                       58,327      20,891,194          63,546
                                                  ------------    ------------    ------------
                                                     $175,047     $22,409,974         $96,622
                                                  ============    ============    ============

The accompanying notes are an integral part of these financial statements.


                             Open Door Online, Inc.
                       (formerly Open Door Records, Inc.)
                             Statement of Operations
                    for the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)

                                                 December 31,          September 30,
                                                  ---------      ------------------------
                                                    1998           1999           1998
                                                  ---------      ---------      ---------
                                                                (Unaudited)    (Unaudited)
Revenue

Sales                                              $37,185       $190,606           $---
Other income                                                          458
                                                  ---------      ---------      ---------
                                                    37,185        191,064

Cost of sales                                       10,485        118,385
                                                  ---------      ---------      ---------
Gross profit                                        26,700         72,679

Operating Expenses
    Administrative expenses                         23,530         71,376          5,677
    Amortization and depreciation                   11,321         18,942          2,158
    Interest expense                                 3,888          8,224
    Office expense                                   1,144          4,346            394
    Professional and outside services                  765         86,741            500
    Rent                                                           11,788
    Salaries and payroll taxes                                     22,500
                                                  ---------      ---------      ---------
       Total Operation Expense                      40,648        223,917          8,729
                                                  ---------      ---------      ---------
Net Loss                                           (13,948)      (151,238)        (8,729)

Retained (deficit) beginning of the period             ---        (13,948)           ---
                                                  ---------      ---------      ---------

Retained (deficit) end of the period              $(13,948)     $(165,186)       $(8,729)
                                                  =========      =========      =========
Net loss per common share (Note 8)                  $(0.00)        $(0.02)        $(0.00)
                                                  =========      =========      =========

The accompanying notes are an integral part of these financial statements.

                             Open Door Online, Inc.
                       (formerly Open Door Records, Inc.)
                             Statement of Cash Flows
                    for the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)

                                                      December 31,            September 30,
                                                       ----------      -------------------------
                                                          1998            1999           1998
                                                       ----------      ----------     ----------
                                                                       (Unaudited)    (Unaudited)
Cash Flows from Operations
       Net loss                                         $(13,948)      $(151,238)       $(8,729)

    Adjustments to reconcile net loss to net cash used by operating activities:

    Amortization and depreciation                         11,321          18,942          2,158
    Changes in operating assets and liabilities (net
       of effects from acquisition of business):
       accounts receivable                               (37,185)       (224,397)
       loans receivable - trade                                          (12,500)
       prepaid expenses                                   (1,477)        (14,144)
       other assets                                       (2,737)         (1,000)        (2,737)
       accounts payable                                    6,720           8,222          3,076
       accrued expenses                                                   24,243
                                                       ----------      ----------     ----------
    Net cash flow used by operating activities           (37,306)       (351,872)        (6,232)
                                                       ----------      ----------     ----------
Cash Flows from investing activities

    Acquisition of property, plant and equipment         (73,661)        (59,281)       (23,573)
                                                       ----------      ----------     ----------
    Net cash used in investing activities                (73,661)        (59,281)       (23,573)
                                                       ----------      ----------     ----------
Cash flow from financing activities
    Proceeds from issuance of debt                       110,000         325,700         30,000
    Proceeds for issuance of Common Stock                  1,000         164,000          1,000
                                                       ----------      ----------     ----------
    Net cash provided by financing activities            111,000         489,700         31,000
                                                       ----------      ----------     ----------
Net increase in cash and cash equivalents                     33          78,547          1,195

Cash at January 1,                                           ---              33            ---
                                                       ----------      ----------     ----------
Cash at end of period                                        $33         $78,580         $1,195
                                                       ==========      ==========     ==========


The accompanying notes are an integral part of these financial statements.

                             Open Door Online, Inc.
                       (formerly Open Door Records, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)

Note 1 - Organization

Open Door Records, Inc. ("Open Door") was incorporated in the state of Rhode Island on November 20, 1997. The Company had no operations during 1997.

In June 1999, Open Door entered into a stock exchange agreement with Genesis Media Group, Inc. ("Genesis") accounted for as a reverse acquisition whereby all of Open Door's outstanding stock would be acquired in exchange for stock of Genesis. On an aggregate basis, Genesis shareholders received 0.0666 shares of the Company for each share of Genesis common stock. In addition, the agreement provides for the resignation of management and directors of Genesis and the appointment of directors and executives selected by Open Door. This agreement was completed as of June 30, 1999, whereupon the resulting entity changed its name to Open Door Online, Inc. (the "Company") and state of incorporation to New Jersey. The combination of Open Door with Genesis was accounted for as a tax-free exchange under th Internal Revenue Code.

The purchase method of accounting was performed on Genesis based on the fair market value at the transaction date. The valuation of Genesis, including transaction costs of $120,000 was $20,861,115. A summary of assets and liabilities acquired, at established fair market value was as follows:

       Assets                                   $21,700,000
                                                -----------
         Music library                          $21,700,000
       Total Assets                                 688,885)
                                                -----------
       Current Liabilities                         (150,000)
                                                -----------
       Fair market value of Genesis             $20,861,115
                                                ===========

The accompanying financial statements include the results of Open Door for all periods and the results of Genesis beginning on July 1, 1999. The unaudited pro forma financial data does not purport to represent what the Company's results from continuing operations would actually have been had the transaction in fact occurred as of an earlier date, or project the results for any future date or period.

                             Open Door Online, Inc.
                       (formerly Open Door Records, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)

Note 1 - Organization (continued)

                                                 December 31      September 30,
Pro Forma (unaudited)                                1998              1999
                                                  ----------       -----------
Revenue                                           $ 558,747        $  244,164
Cost of good sold                                    92,049           123,885
                                                  ----------       -----------
  Gross profit                                      466,698           120,279
Expenses
  Selling, general and administrative              (749,602)       (1,000,924)
  Interest expense                                  (31,950)          (18,502)
                                                  ----------       -----------
Loss from operations                              $(314,854)       $ (899,147)
                                                  ==========       ===========
Loss per share                                    $   (0.03)       $    (0.10)
                                                  ==========       ===========
Weighted average number of shares                 9,159,291         9,159,291
                                                  ==========       ===========

Note 2 - Discontinued Operations

In conjunction with the acquisition, the Company also acquired certain capitalized leases and operating lease obligations that extend through 2003. Genesis had a number of capitalized leases and other obligations as of June 30, 1999 with scheduled payments of approximately $820,000 through 2003 which the Company is in the process of eliminating. As of June 30, 1999, the Company elected to discontinue the acquired moving production and editing business in California and accordingly provided a reserve of $500,000 in excess of the net carrying value of Genesis to terminate such leases and close the operations.

Note 3 - Summary of Significant Accounting Policies

The summary of significant accounting policies of Open Door Records, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management. Management is responsible for their integrity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Line of Business
----------------
The Company is primarily engaged in sales and marketing through the internet and production of media for entertainment and music.

                             Open Door Online, Inc.
                       (formerly Open Door Records, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition
-------------------
Revenue is generally recognized upon shipment to the customer or upon completion of the services and is fully earned. Through September 30, 1999, substantially all of the revenue is derived from the sale of music production services to third parties.

Accounts Receivable
-------------------
The  Company  provides   allowances  against  accounts  receivable  to  maintain
sufficient reserves to cover anticipated losses.

Equipment and Depreciation
--------------------------
Depreciation has been provided on a straight-line basis for financial accounting purposes using the straight-line method over the shorter of the asset's estimated life or the lease term. The estimated useful lives of the assets are as follows:

Record and production equipment             5-7 Years
Website Development                         5-7 Years
Leasehold improvements                      3-10 Years

Master Music Library
--------------------
The master music library consists of original and digitized masters of well known artists. The Company has the right to produce, sell, distribute or otherwise profit from its utilization of this library subject to a royalty fee paid to artists as copies of the product are sold or distributed. The Company recorded the music library acquired in the acquisition of Genesis at the discounted estimate fair market value of the library based on the intended utilization of the library by the Company over ten years. The Company will amortize the library on a units sold basis in accordance with SFAS 50 that relates the capitalized costs to estimated net revenue to be realized. When anticipated sales appear to be insufficient to fully recover the basis, a provision against current operations will be made for anticipated losses. To date the Company has not utilized the library nor expensed any of the carrying value.

                             Open Door Online, Inc.
                       (formerly Open Door Records, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)

Note 3 - Summary of Significant Accounting Polices (continued)

Comprehensive Net Loss
----------------------
There is no difference between the Company's net loss as reported for any of the periods reported herein and the Company's comprehensive loss, as defined by the Statement of Financial Accounting Standards No. 130.

Note 4 - Property and Equipment

Depreciation and amortization for the year ended December 31, 1998 and the nine months ended September 30, 1999 and 1998 is $11,321, $18,942 and $2,158,
respectively.

Property plant and equipment consist of the following:

                                                    December 31,   September 30,
                                                        1998             1999
                                                     ----------       ----------
Production equipment                                 $ 105,306        $ 126,206
Office equipment, furniture and fixtures                33,985           57,855
Leasehold improvements                                   5,645           20,156
                                                     ----------       ----------
                                                       144,936          204,217
Less accumulated depreciation and amortization         (11,321)         (30,263)
                                                     ----------       ----------
                                                     $ 133,615        $ 173,954
                                                     ==========       ==========

Note 5 - Related Party Short Term Debt

Short term debt is due to the president of the Company for cash advances made to the Company for working capital. No repayments have been made on the balances. Advances during the year ended December 31, 1998 and the nine months ended September 30, 1999 and 1998 were $110,000, $361,700 and $30,000, respectively.
The ending balances at December 31, 1999, September 30, 1999 and 1998 were $110,000, $471,700 and $30,000, respectively. Interest expense for the periods was $3,888, $8,224 and $0, respectively.

                             Open Door Online, Inc.
                       (formerly Open Door Records, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)

Note 6 - Income Taxes

The tax-free exchange with Genesis creates a difference in the basis of the assets between tax basis and accounting basis. At July 1, 1999, the tax basis of the assets is approximately $20,950,000 greater than the accounting basis. In the future, as assets are disposed of, depreciated, or amortized or liabilities paid, the deduction for tax purposes will be greater than the book basis, resulting in reduced tax expense or greater net operating loss carryover for tax purposes than would otherwise be expected. There is no certainty as to the timing of such recognition nor that the Company will be able to fully utilize these differences.

The components of deferred tax assets and liabilities are as follows:

                                                    December 31,   September 30,
                                                        1998             1999
                                                      ----------    ------------
Tax effect of assets acquired in business
   combination                                       $        -     $ 8,367,000
Tax effects of reserve for discontinued operations            -         200,000
Tax effects of carryforward benefits:
         Net operating loss carryforwards                 5,600          60,000
                                                      ----------    ------------
Tax effects of carryforwards
   Tax effects of future taxable differences and
         carryforwards                                    5,600       8,627,000
Less deferred tax asset valuation allowance              (5,600)     (8,627,000)
                                                     -----------    ------------
Net deferred tax asset                               $        -     $        -
                                                     ===========    ============

Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Tax effects are based on a 9.0% state and 34.0% federal income tax rates for a net combined rate of 40%. The tax effects of the acquired business combination have not been recognized in the current or prior periods but will be recognized in future periods, at which time if the current period taxable income is insufficient to offset such charges for tax purposes, the effect will be available to the Company over the succeeding 20 years. The realized net operating losses expire over the next 19 years, the majority of which expire in 2018. A valuation allowance has been provided for the full deferred tax asset amount due to the lack of operating history and operating losses in recent periods. When realization of the deferred tax asset is more likely than not to occur, the benefit related to the differences will be recognized as a reduction of income tax expense.

                             Open Door Online, Inc.
                       (formerly Open Door Records, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)

Note 7 - Common Stock

At December 31, 1998, the Company has 2,000 shares of no par stock authorized and 1,000 shares outstanding at December 31, 1998. In June 1999, in conjunction with the planned acquisition, the Company issued a stock split of 7,000 for 1 to the original stockholders of the Company and changed the par value per share to $0.0001. The Company issued a total of 2,969,285 shares in conjunction with the acquisition on June 30, 1999 including shares issued to prior holders of Genesis stock and to promoters and others involved in the facilitation of the acquisition. The outstanding stock of the Company was 10,133,285 shares and 1,000 shares at September 30, 1999 and 1998, respectively.

Note 8 - Earnings per Common Share

Earnings per share of common stock has been computed based on the weighted average number of shares outstanding. As of December 31, 1998 and September 30, 1998, the weighted average number of shares outstanding after giving effect to the stock split 1999 was 7,000,000. The weighted average number of shares used to compute the earnings per share at September 30, 1999, after giving effect to the acquisition on June 30, 1999 was 9,509,890.

Note 9 - Stock Sale - Subsequent Event

During the third quarter, the Company sold 673,994 shares of its common stock pursuant to a private offering for an aggregate price of $204,000. In October 1999, the Company received the amount due on the sale of $164,000. The stock is shown as outstanding at September 30, 1999 and a receivable of the unpaid amount at that date.

PART III.  EXHIBITS

ITEM 1.    INDEX TO EXHIBITS

            The following exhibits are filed with this Form 10-SB:

             Number              Description
            --------   ----------------------------------------------------
            3(i)      Articles of Incorporation

            3(ii)*    By-laws

            10.1* Stock Exchange Agreement between Genesis Media Group, Inc. and Open Door Records, Inc.

            11.1**    Statement regarding computation of per share earnings

            27.1      Financial Data Schedule


 *Previously filed.
**Previously filed and revised exhibit filed herewith.




SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN DOOR ONLINE, INC.

Date: February 14, 2000

By:   /s/
    -----------------------------
     David N. DeBaene, Chairman